                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              ACCORD NETWORKS LTD.
                                (Name of Issuer)

                  ORDINARY SHARES, NIS 0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    M01690102
                                 (CUSIP Number)

                                MICHAEL R. KOUREY
                                  POLYCOM, INC.
                                1565 BARBER LANE
                               MILPITAS, CA 95035
                                 (408) 526-9000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b) (3) or (4), check the following box. / /

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. MO1690102                  SCHEDULE 13D                  Page 2 of 11

--------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Polycom, Inc.                                        I.R.S. Identification No.: 94-3128324

--------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a)  N/A
                                                                                        (b)  N/A

--------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS                                                        00

--------------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) OR 2(e)

              Not applicable.

--------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              State Of Delaware

--------------------------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES         7        SOLE VOTING POWER:  0
         BENEFICIALLY
         OWNED BY EACH
       REPORTING PERSON
             WITH
--------------------------------------------------------------------------------------------------------------------------
                                8        SHARED VOTING POWER: 6,750,042.
                                (6,750,042 shares of which are subject to the
                                restrictions set forth in those certain Voting
                                Agreements dated December 5, 2000, the form of
                                which is filed as EXHIBIT 2 to this Schedule
                                13D)

--------------------------------------------------------------------------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER:   0

-------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,750,042

--------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Approximately 32.9% (1)

--------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------------------------------------------------


         (1) Based on the number of Accord Ordinary Shares outstanding on November 30, 2000 as represented by Accord in the Preliminary Proxy Statement filed by it on November 30, 2000.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "STATEMENT") relates to the ordinary shares, par value NIS 0.01 per share, of Accord Networks Ltd. ("ACCORD ORDINARY SHARES"), an Israeli corporation ("ACCORD" or "ISSUER"). The principal executive offices of Accord are located at 9040 Roswell Road, Suite 450, Atlanta, Georgia 30350.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f) The name of the corporation filing this statement is Polycom, Inc., a Delaware corporation ("POLYCOM" or the "REPORTING PERSON"). The Reporting Person's principal business is the development, manufacturing and marketing of communications equipment enabling enterprise users to access broadband network services and leverage increased bandwidth to more conveniently conduct voice, video and data communications. The address of the principal executive offices of the Reporting Person is 1565 Barber Lane, Milpitas, CA 95035. Set forth on Schedule A is the name of each of the Reporting Person's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than the Reporting Person in which such employment is conducted.

         (d)-(e) During the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither the Reporting Person nor, to the Reporting Person's knowledge, any person named on SCHEDULE A hereto is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 5, 2000, the Reporting Person, through its wholly-owned subsidiary Merger Sub Ltd., an Israeli corporation ("MERGER SUB"), agreed to acquire Accord by means of a merger (the "MERGER") pursuant to the terms of the Agreement and Plan of Reorganization, dated as of December 5, 2000, (the "MERGER AGREEMENT"), by and among the Reporting Person, Merger Sub and Accord, and subject to the conditions set forth therein (including approval by shareholders of Accord). Pursuant to the Merger Agreement, Merger Sub will merge with and into Accord and Accord will become a wholly-owned subsidiary of the Reporting Person. A copy of the Merger Agreement is attached hereto as EXHIBIT 1 and is incorporated herein by this reference. The Merger is subject to the approval of the Merger Agreement by the shareholders of Accord, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

         As an inducement to the Reporting Person's entering into the Merger Agreement and in consideration thereof, entities affiliated with Nitzanim Fund
(1933) Ltd. and Concord K.T. Investment Partners Ltd., Advanced Technology Ventures, Jules D. Vigne, Sigi Gavash, Phil Keenan, Matty Karp, Dave Gallagher, Jos C. Henkens, Amnon Schachar and Jeff Bradley, each of whom are shareholders of Accord (the "VOTING AGREEMENT SHAREHOLDERS"), entered into voting agreements, each dated as of December 5, 2000

CUSIP NO. MO1690102                  SCHEDULE 13D                  Page 4 of 11


(each a "VOTING AGREEMENT," and collectively, the "VOTING AGREEMENTS") with the Reporting Person, which agreements are described in more detail in Item 6 below. Pursuant to each Voting Agreement, the applicable Voting Agreement Shareholder has agreed to vote, and has granted the Reporting Person an irrevocable proxy (the "IRREVOCABLE PROXY") to vote, all of such Voting Agreement Shareholder's Accord Ordinary Shares in favor of adoption of the Merger Agreement. No capital of the Reporting Person is expected to be expended by the Reporting Person in connection with the exercise of its rights with respect to the 6,750,042 Accord Ordinary Shares covered by the Voting Agreements. The Voting Agreement and the Irrevocable Proxy are attached hereto as EXHIBIT 2 and are incorporated herein by this reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (b) As further described in Item 3 above and Item 6 below, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of the Reporting Person, with and into Accord in a statutory merger pursuant to the provisions of the Israeli Companies Law 5759-1999. At the effective time of the Merger, the separate existence of Merger Sub will cease and Accord will continue as the surviving corporation (the "SURVIVING CORPORATION") and as a wholly-owned subsidiary of the Reporting Person. Holders of outstanding Accord Ordinary Shares will receive, in exchange for each Accord Ordinary Share held by them, 0.3065 of a share (the "EXCHANGE RATIO") of common stock, par value $0.0005 per share, of the Reporting Person ("POLYCOM COMMON STOCK"). Outstanding options and outstanding warrants to purchase Accord Ordinary Shares will be assumed by the Reporting Person at the same Exchange Ratio in the manner set forth in the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the copy of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and is incorporated herein by this reference.

         As an inducement to the Reporting Person to enter into the Merger Agreement, and as further described in Item 3 above and Item 6 below, each Voting Agreement Shareholder, has, by executing a Voting Agreement, agreed to vote the Accord Ordinary Shares beneficially owned by such Voting Agreement Shareholder (including any shares of Accord Ordinary Shares that such shareholder acquires after the time it entered into the Voting Agreement)(collectively, the "SHARES") owned by it in favor of the adoption of the Merger Agreement. Pursuant to the Voting Agreements, each Voting Agreement Shareholder also irrevocably appointed the members of the board of directors of the Reporting Person, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, as his, hers or its lawful attorney and proxy. Such Irrevocable Proxies give the proxy holders the limited right to vote the Shares in favor of the adoption of the Merger Agreement. The Voting Agreement Shareholders retain the right to vote their Shares in their discretion with respect to matters other than those identified in the Voting Agreements. The names of the Voting Agreement Shareholders, the number of shares of Accord Ordinary Shares, which, to the Reporting Person's knowledge, are beneficially owned by each such shareholder and the percentage ownership of Accord Ordinary Shares by each such shareholder is set forth in SCHEDULE B hereto which is hereby incorporated by this reference. The foregoing summary is qualified in its entirety by reference to the copy of the form of Voting Agreement attached as EXHIBIT 2 to this Schedule 13D, and is incorporated herein by this reference.

         As a further inducement to the Reporting Person's entering into the Merger Agreement, affiliates of Accord entered into affiliate agreements ("AFFILIATE AGREEMENTS") with the Reporting Person, which agreements are described in more detail in Item 6 below. Pursuant to each Affiliate Agreement, each affiliate of Accord entering into an Affiliate Agreement has agreed not to sell, transfer or otherwise dispose of any

CUSIP NO. MO1690102                  SCHEDULE 13D                  Page 5 of 11


Polycom Common Stock issued in the Merger unless certain conditions are met. The foregoing summary is qualified in its entirety by reference to the copy of the form of Affiliate Agreement attached as Exhibit 3 to this Schedule 13D, and is incorporated herein by this reference.

     (c) Not applicable.

     (d) Pursuant to the Merger Agreement, upon consummation of the Merger, the current members of the Merger Sub Board of Directors will become members of the Board of Directors of the Surviving Corporation. No directors on Accord's Board of Directors will continue as directors of either the Surviving Corporation, Merger Sub or the Reporting Person. In addition, upon consummation of the Merger, it is anticipated that certain officers of Accord will continue to perform management roles in Accord, although they may or may not be Surviving Corporation officers. The individuals who will continue in these management positions and the offices they will hold has not been finalized.

     (e) See the discussion of the Merger in Item 3 above.

     (f) Other than as a result of the Merger described in Item 3 above, not applicable.

     (g) At the effective time of the Merger, except as set forth in the Merger Agreement, the Articles of Association of Accord shall be amended and restated to be the same in substance as the Articles of Association of Merger Sub as in effect immediately prior to the Merger (except that the name of Accord shall remain unchanged), and said amended and restated Articles of Association shall be the Articles of Association of the Surviving Corporation until thereafter amended.

     (h) Upon consummation of the Merger, Accord Ordinary Shares will be de-listed from the Nasdaq Stock Market.

     (i) Upon consummation of the Merger, Accord Ordinary Shares will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "ACT"), pursuant to Section 12(g)(4) of the Act.

     (j) Other than described above, the Reporting Person currently has no plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result and subject to the terms of the Voting Agreements and the Irrevocable Proxies granted pursuant thereto, the Reporting Person has the sole power to vote an aggregate of 6,750,042 Accord Ordinary Shares for the limited purposes described in Item 4 above. Such shares constitute approximately 32.9% of the issued and outstanding Accord Ordinary Shares based on the number of shares outstanding at November 30, 2000, as represented by Accord in the Preliminary Proxy Statement filed by it on November 30, 2000. Other than with respect to the provisions of the Voting Agreements, the Reporting Person does not have the right to vote the Shares on any other matters. The Reporting Person does not share voting power of any additional Accord Ordinary Shares with regard to the limited purposes set forth in Item 4 above and in the Voting Agreements. The Reporting Person does not have any power to dispose or direct the disposition of any shares of Accord Ordinary Shares. To the knowledge of the Reporting Person, no Accord Ordinary Shares are beneficially owned by any of the persons named in SCHEDULE A.

CUSIP NO. MO1690102                  SCHEDULE 13D                  Page 6 of 11


         (c) Except as described herein, the Reporting Person has not effected any transaction in Accord Ordinary Shares during the past 60 days and, to the Reporting Person's knowledge, none of the persons named in SCHEDULE A has effected any transaction in Accord Ordinary Shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into Accord and Accord will become a wholly-owned subsidiary of the Reporting Person. Upon consummation of the Merger, Merger Sub will cease to exist as a separate corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Accord with Accord remaining as the Surviving Corporation. As a result of the Merger, each outstanding Accord Ordinary Share, other than shares owned by Accord (i.e. Accord treasury shares), Merger Sub, the Reporting Person or any wholly-owned subsidiary of Accord or the Reporting Person, will be converted into the right to receive 0.3065 of a share of Polycom Common Stock. Outstanding options and warrants to purchase Accord Ordinary Shares will be assumed by the Reporting Person at the same Exchange Ratio. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

         Upon certain circumstances described in Section 7.3 of the Merger Agreement, Accord will be obligated to pay to the Reporting Person a breakup fee equal to $9,500,000 (the "BREAKUP FEE"). Payment of the Breakup Fee will not be in lieu of damages in the event of fraud or a willful breach by Accord of the Merger Agreement.

         In exercising their rights to vote the Shares as lawful attorneys and proxies of the Voting Agreement Shareholders pursuant to the Voting Agreements, the members of the board of directors of the Reporting Person, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, will be limited, at every Accord shareholders meeting and every written consent in lieu of such meeting, voting the shares in favor of adoption of the Merger Agreement. The Voting Agreement Shareholders may vote their shares themselves on all other matters. The Voting Agreements and the Irrevocable Proxies terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date as the Merger Agreement shall be terminated in accordance with Article VII thereof (the "EXPIRATION DATE"). Each Voting Agreement Shareholder has agreed not to transfer his or her Shares prior to the Expiration Date, except to transferees who agree to be bound by the Voting Agreement. Moreover, each Voting Agreement Shareholder has granted the members of the board of directors of the Reporting Person, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, an irrevocable proxy to vote the shares beneficially owned by the Voting Agreement Shareholder in favor of adoption of the Merger Agreement. The terms of the Voting Agreements are more fully described in the Voting Agreement and the Irrevocable Proxy, attached hereto as EXHIBIT 2. Each of the Voting Agreement and the Irrevocable Proxy is incorporated herein by this reference.

CUSIP NO. MO1690102                  SCHEDULE 13D                  Page 7 of 11


         According to the terms of the Affiliate Agreements, each affiliate has been advised that it may be deemed to be an affiliate of Polycom following the Merger as the term is used for the purposes of Rule 144 of the rules and regulations of the Securities and Exchange Commission and for purposes of Accounting Series Releases 130 and 135. Each affiliate agreed that from 30 days before the anticipated completion of the Merger until the day that Polycom announces financial results covering at least 30 days of combined operations, the affiliate will not sell, exchange, transfer, pledge, distribute, make any gift or otherwise dispose of or grant any option, establish any "short" or put equivalent position with respect to Accord Ordinary Shares.

         Other than the Merger Agreement, Voting Agreements and the Affiliate Agreements, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Accord, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The descriptions herein of the Merger Agreement, the Voting Agreements and the Affiliate Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as EXHIBITS 1, 2 and 3 respectively.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Reorganization, dated December 5, 2000, by and among Polycom, Inc., a Delaware corporation, Merger Sub Ltd., an Israeli corporation and a wholly-owned subsidiary of Polycom, Inc., and Accord Networks Ltd., an Israeli corporation.

         2. Form of Voting Agreement, dated December 5, 2000, between Polycom, Inc., a Delaware corporation, and certain shareholders of Accord Networks, Ltd., an Israeli corporation.

         3. Form of Affiliate Agreement, dated December 5, 2000, between Polycom, Inc., a Delaware corporation and certain affiliates of Accord Networks Ltd., an Israeli corporation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated:  December 11, 2000



                                         POLYCOM, INC.


                                         By:  /s/ MICHAEL R. KOUREY
                                              ----------------------------------

                                              Michael R. Kourey, Chief Financial
                                              Officer and Secretary

                                   SCHEDULE A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  POLYCOM, INC.

         Name of Officer/Citizenship         Title and Present Principal Occupation
         ---------------------------        ---------------------------------------
         Robert C. Hagerty..................Polycom, Inc.
         U.S.                               Chairman of the Board of Directors, Chief Executive Officer and President

         Michael R. Kourey..................Polycom, Inc.
         U.S.                               Senior Vice President, Finance and Administration, Chief Financial Officer,
                                            Secretary and Director

         Sunil K. Bhalla....................Polycom, Inc.
         U.S.                               Senior Vice President and General Manager, Business Communications

         Dale A. Bastian....................Polycom, Inc.
         U.S.                               Senior Vice President, Worldwide Sales

         Ardeshir Falaki....................Polycom, Inc.
         U.S.                               Senior Vice President and General Manager, Business Solutions and Services

         Alan D. Hagedorn...................Polycom, Inc.
         U.S.                               Senior Vice President, Manufacturing

         Craig B. Malloy....................Polycom, Inc.
         U.S.                               Senior Vice President and General Manager, Enterprise Visual Communications

         Hans Schwarz.......................Polycom, Inc.
         Federal Republic of Germany        Senior Vice President and General Manager, Network Access Products

         Betsy S. Atkins....................Director of Polycom, Inc. and a private investor
         U.S.

         John Seely Brown...................Director of Polycom, Inc. and Chief Scientist of Xerox Corporation
         U.S.

         John A. Kelley.....................Director of Polycom, Inc. and President of Wholesale Markets of U.S. West
         U.S.

         Stanley J. Meresman................Director of Polycom, Inc. and a private investor
         U.S.

         William A. Owens...................Director of Polycom, Inc. and Co-Chief Executive Officer and Vice Chairman
         U.S.                               of Teledesic LLC

         * The address for each executive officer or director is c/o Polycom, Inc., 1565 Barber Lane, Milpitas, CA 95035.

                                   SCHEDULE B

                              ACCORD NETWORKS LTD.
                          VOTING AGREEMENT SHAREHOLDERS
                  THE INFORMATION IN THIS SCHEDULE IS BASED ON
                    INFORMATION PROVIDED BY ACCORD TO POLYCOM

                                                     ACCORD ORDINARY            PERCENTAGE OF ACCORD ORDINARY
VOTING AGREEMENT SHAREHOLDERS                         SHARES OWNED(1)                    SHARES OWNED

Entities affiliated with Nitzanim Fund (1933)
Ltd. and Concord K.T. Investment Partners Ltd.         3,190,275  (2)                        15.5

Advanced Technology Ventures                           1,631,158  (3)                         7.9

Sigi Gavash                                              908,310  (4)                         4.4

Jules D. Vigne                                           685,861  (5)                         3.3

Phil Keenan                                              162,688  (6)                          *

Matty Karp                                                67,000  (7)                          *

Dave Gallagher                                            56,250  (8)                          *

Jos C. Henkens                                             6,250  (9)                          *

Amnon Schachar                                               --                                *

Jeff Bradley                                              42,250 (10)                          *


         * holds less than 1%

         (1) Information with respect to "beneficial ownership" shown in the table above is based on information supplied by the directors and executive officers of the Company and filings made with the Commission or furnished to the Company by other shareholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all Accord Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 20,541,599 shares of Ordinary Shares outstanding as of November 30, 2000 and includes shares of Ordinary Shares subject to options that may be exercised within 60 days of November 30, 2000. Such shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person shown in the table.

     (2) Includes:

         -       1,531,024 ordinary shares held by Nitzanim Fund (1993) Ltd.;

         - 1,371,665 ordinary shares held by K.T. Concord Venture Fund (Cayman) L.P.;

         - 274,201 ordinary shares held by K.T. Concord Venture Fund (Israel) L.P.;

         - 11,192 ordinary shares held by K.T. Concord Venture Advisors (Cayman) L.P.; and

         - 2,193 ordinary shares held by K.T. Concord Venture Advisors (Israel) L.P..

         The general partner and investment manager of the Concord entities is Concord K.T. Investment Partners Ltd. Matty Karp, one of our directors is a principal of this entity and president of Nitzanim Fund 1993) Ltd. And may beneficially own these shares, under the securities laws but disclaims beneficial ownership of them. The address for each of these entities is 85 Medinat Hayehudim Street, 7th Floor, P.O. Box 4011, Herzelia Pituach 46140, Israel.

     (3) Jos C. Henkens, one of our directors, is a general partner of Advanced Technology Ventures IV, L.P., and may beneficially own these shares under the securities laws, but disclaims beneficial ownership of them. The address of Advanced Technology Ventures IV, L.P. is 485 Romona Street, Suite 200, Palo Alto, California 94301.

     (4) Includes 200,000 ordinary shares subject to options exercisable within 60 days of November 30, 2000.

     (5) Includes 350,398 ordinary shares subject to options exercisable within 60 days of November 30, 2000.

     (6) Represents 154,688 ordinary shares subject to options exercisable within 60 days of November 30, 2000 and 8,000 ordinary shares held by Mr. Keenan's spouse, of which Mr. Keenan disclaims beneficial ownership.

     (7) Includes 6,250 ordinary shares subject to options exercisable within 60 days of November 30, 2000.

     (8) Represents ordinary shares subject to options exercisable within 60 days of November 30, 2000.

     (9) Represents ordinary shares subject to options exercisable within 60 days of November 30, 2000.

    (10) Includes 31,250 ordinary shares subject to options exercisable within 60 days of November 30, 2000.